SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)*

ChinaEdu Corporation

(Name of Issuer)

Ordinary Shares in the form of American Depositary Shares, par value $0.01 per share

(Title of Class of Securities)

16945L107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16945L107	SCHEDULE 13G	Page 2 of 6 Pages

1		Names of Reporting Persons The McGraw-Hill Companies, Inc. I.R.S. Identification No. 13-1026995
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 3,377,336 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,377,336 shares
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 3,377,336 shares1
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11		Percent of Class Represented in Amount in Row 9 7.0%2
12		Type of Reporting Person (See Instructions) CO

1 The Reporting Person beneficially owns 1,125,778 American Depositary Shares, representing 3,377,334 underlying Ordinary Shares, and 2 Ordinary Shares.

2 Percentage is based on 48,087,388 Ordinary Shares outstanding as of June 22, 2010, as reported by the Issuer in its most recent Annual Report on Form 20-F filed June 30, 2010 with the Securities and Exchange Commission.

CUSIP No. 16945L107	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer

ChinaEdu Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

4th Floor-A, GeHua Building
No. 1 QinglongHutong, Dongcheng District
Beijing, 100007 People’s Republic of China

Item 2(a).	Name of Person Filing

The McGraw-Hill Companies, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence

1221 Avenue of the Americas
New York, New York  10020

Item 2(c).	Citizenship

New York

Item 2(d).	Title of Class of Securities

Ordinary Shares in the form of American Depositary Shares, par value $0.01 per share

Item 2(e).	CUSIP No.

16945L107

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

CUSIP No. 16945L107	SCHEDULE 13G	Page 4 of 6 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned: 3,377,336 shares.3

(b)	Percent of class: 7.0%.4

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,377,336 shares.

(ii)	shared power to vote or to direct the vote: 0.

(iii)	sole power to dispose or to direct the disposition of: 3,377,336 shares.

(iv)	shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

3 The Reporting Person beneficially owns 1,125,778 American Depositary Shares, representing 3,377,334 underlying Ordinary Shares, and 2 Ordinary Shares.

4 Percentage is based on 48,087,388 Ordinary Shares outstanding as of June 22, 2010, as reported by the Issuer in its most recent Annual Report on Form 20-F filed June 30, 2010 with the Securities and Exchange Commission.

CUSIP No. 16945L107	SCHEDULE 13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 2011

THE MCGRAW-HILL COMPANIES, INC.

By:	/s/ Karen E. Krause
	Name:	Karen E. Krause
	Title:	Vice President, Mergers & Acquisitions